SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL THAILAND AND TMB BANK ESTABLISH STRATEGIC BANCASSURANCE PARTNERSHIP

Acceleration of strategy with addition of a scale life insurance platform to complement Prudential's strong asset management position

Prudential Life Assurance (Thailand) Public Company Limited ("Prudential Thailand"), a subsidiary of Prudential plc, is pleased to announce it has entered into a strategic bancassurance partnership with TMB Bank Public Company Limited ("TMB") with an initial term of 15 years to provide Prudential's leading suite of health and wealth solutions to TMB's large and growing customer base.

The new agreement significantly expands and extends Prudential's successful partnership with Thanachart Bank to TMB Bank, which, following their merger, is the sixth largest bank by deposits and fourth largest bank by branches in Thailand.

Thailand is the second largest life insurance market and the largest mutual fund market in ASEAN, and has significant growth potential. The bancassurance partnership strongly complements Prudential's top-five market position in the mutual fund market.  It also deepens the strong relationship with TMB established through Prudential's joint venture asset management partnerships¹, where Prudential has a 12 per cent share² of the Thai mutual fund market. Together, both partners now have a high-quality platform to deliver best-in-class, holistic health and wealth solutions to 9 million TMB customers equivalent to 17 per cent of the country's adult population³.

The new strategic partnership with TMB enables Prudential Thailand to achieve the scale and presence in the life insurance market, consistent with its ambition of being a leading player. It is also strongly aligned with TMB's own aspirations of being a partner in its customers' lives in providing a suite of insurance solutions and digital services.

Nic Nicandrou, Chief Executive of Prudential Corporation Asia, said, "We are delighted to enter into a long-term strategic life insurance partnership with TMB, further complementing our asset management relationships in Thailand. This partnership combines TMB's unrivalled local market knowledge and reach with Prudential's significant expertise in life, health and savings solutions.  It will provide Thais with access to a fast growing and expanding digital platform and best-in-class holistic solutions to both protect their families and grow their wealth. We are also delighted to contribute to Thailand's economic and social development by investing in local capital markets and by creating significant employment opportunities."

Piti Tantakasem, Chief Executive of TMB, said, "We look forward to taking our life insurance business to the next level with Prudential Thailand, as we provide innovative offerings to customers across the country. At the heart of this partnership is a shared commitment to making a difference in our customers' lives by addressing their unique needs, ultimately enhancing their financial wellbeing and supporting the country's sustainable development."

The extended exclusive partnership agreement will commence on 1 January 2021 and until this time the current arrangement with Thanachart Bank will continue. This agreement requires the novation of TMB Bank's current bancassurance distribution agreement with another insurance group. The change in arrangements will cost Thai Baht 24.5 billion (equivalent to USD 754 million based on exchange rate at 18 March 2020) which will be paid in two instalments, with Thai Baht 12.0 billion due in April 2020 and the remainder on 1 January 2021. The funding for this transaction will utilise a mixture of Prudential Asia's existing resources and Prudential plc own resources, potentially also including new debt. In line with the Group's policy, the amounts described above will be capitalised as an intangible asset representing distribution rights.

Enquiries:

Media		Investors/Analysts
Erin Atan	+852 9308 7962	Darwin Lam	+852 2918 6348
Ee Ching Tan	+852 2918 6396	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Prudential in Thailand
Prudential has operated in Thailand for more than 24 years through Prudential Life Assurance (Thailand) Public Company Limited. Prudential serves more than 1.6 million customers in Thailand and manages more than Thai Baht 112 billion of assets on their behalf⁴. In 2019 the Thailand business grew IFRS operating profits by 8 per cent to USD 170 million and Life Weighted Premium by 8 per cent to USD 619 million⁵.

About TMB / Thanachart Bank
TMB is a market leader in deposits and digital banking while Thanachart Bank is a market leader in retail lending, particularly in the auto hire purchase segment where is ranked No.1 in the Thai market. After the successful merger with Thanachart Bank, TMB's operational scale has doubled in size with total assets of Thai Baht 1.9 trillion and is now the 6th largest bank in Thailand. TMB, together with Thanachart Bank, has a combined branch network of over 900 branches nationwide and a customer base more than 9 million.

Footnote
Sources: Association of Investment Management Companies, International Monetary Fund, Swiss Re, United Nations
¹ In December 2019 Eastspring Investments acquired 50.1 per cent of Thanachart Fund (with Thanachart Bank, a wholly-owned subsidiary of TMB, holding the remaining 49.9 per cent). In September 2018 Eastspring acquired a 65 per cent stake in TMB Asset Management (now known as TMBAM Eastspring).
² As at 31 December 2019 with assets under management of Thai Baht 667 billion (USD 21 billion).
³ Estimated Thai population aged 20 years and above as at 2020.
⁴ As at 31 December 2019.
⁵ Life Weighted Premium represents new and renewal regular premium plus 10 per cent of single premium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer